Landing Page



ZEKOND

We have over 200 features available within our platform

Our US REG CF round is now open and is a unique opportunity to invest in the future of social media!

Invest Now ›

Form C HERE.

Supcription Agreement HERE.

SHARE PRICE	MINIMUM INVESTMENT	RAISE GOAL
$2.75	$300.25	$124,000

    



Automation AI

With ZEKOND artificial intelligence you can create articles like a professional, generate images, create posts and much more.



Mobile apps

We have a wide variety of mobile applications which we develop and update every day to make them better and better.



Cloud storage

At ZEKOND you can publish with the peace of mind that your uploads will always be safe.



Fast & Secure Platform

Everything in ZEKOND is end-to-end encrypted, you can access your data, download it and delete it with just one click

ZEKOND has more than 200 functions

We have created traditional and special functions in zekond to make it the newest and most complete social network created so far.

- ✔ High Performance & High Level Cache System
- ✔ Native streaming videos (zClips)
- ✔ RTL Support
- ✔ Easy & Nice Looking URL
- ✔ Friends & Follow System
- ✔ Home/News Feed
- ✔ User Timeline
- ✔ Pages
- ✔ Groups
- ✔ Social Videos Support
- ✔ User Privacy
- ✔ Notifications
- ✔ Delete & Edit Posts
- ✔ API
- ✔ Many more functions



Interested In How ZEKOND Makes Money?

Your name

Your email

Subject

Your message (optional)

Submit

We update the way of using social networks

We innovate and create day by day to ensure that we have the most up-to-date products on the market available at your fingertips.

Check All Services ›



Full API included

Create an amazing app using our complete API system. Therefore, you can give users the ability to log in with Zekond on other sites.



Advanced search

Search for people, groups, pages, search for jobs, products and even #Hashtags of international interest with our filtered search system.



Privacy and Security

Providing best security solution is our top priority. You can fully control who can follow you, send you message, post on your timeline, etc.



Multi Languages

ZEKOND is available in 20+ languages and 120+ countries with the ability to add unlimited languages.

See how our users make money

Your name

Your email

Subject

Your message (optional)

Submit

ZEKOND TEAM

Senior Leadership

We work day by day to make ZEKOND the newest and most stable social network on the market.



Tonny Roberts CEO

Chief Executive Officer & Founder

Read Bio



Yisel Perez, MA

Director of Business Operations

Read Bio



Angel Morillo

Principal Engineer & Founder

Read Bio



Danny Moiseencov

Main Developer & Founder

Read Bio

Visit ZEKOND

Learn about all the wonderful things we have to offer

Zekond



Subscribe To Our Newsletter!

Subscribe to our newsletter and stay updated.

Your Email Address | Subscribe

Investor Education

1. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise – you are buying a piece of a company and helping it grow.

2. How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back?

The Common Stock (the "Shares") of Zekond LLC. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another

investor in a private company, you typically look to receive a return on your investment under the following scenarios. The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares? ▲

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. Exceptions to limitations on selling shares during the one-year lockup period: ▲

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

10. What happens if a company does not reach their funding target? ▲

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering? ▲

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing? ▲

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

13. How do I keep up with how the company is doing? ▲

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. What relationship does the company have with DealMaker Securities? ▲

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

What do you think?

3 Responses


Upvote


Funny


Love


Surprised


Angry


Sad

0 Comments

1 **Login ▼**



Start the discussion...

LOG IN WITH

OR SIGN UP WITH DISQUS ?

     

Name

♡ • Share

Best   Newest   Oldest

Be the first to comment.

✉ Subscribe   🔒 Privacy   ⚠ Do Not Sell My Data

DISQUS



Company

About

Services

Privacy Policy

Terms of Use

Community Guidelines

Products

Artificial intelligence

Live Chat

Mobile apps

Communication

Solution

Video & Podcasts

Webinars

Jobs

Store

Web Development

Resources

All Resources

Blog

Contact Us

Learning Center

Support

API

We invite you to look at zekond on its website and download our available apps



© Copyright Powered by Zekond